UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1/A
(Amendment #1)

Under the Securities Exchange Act of 1934

TORA TECHNOLOGIES INC.
(Exact name of registrant as specified in its chapter)

Nevada	000-51225	43-2041643
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
2470 St. Rose Parkway, Suite 304, Henderson, Nevada		89074
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code 1-866-347-5057

October 20, 2006

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record of shares of common stock, $0.001 par value (“Shares”), of Tora Technologies Inc., a Nevada corporation (“Tora”), at the close of business on October 19, 2006 in accordance with the requirements of Rule 14f-1 of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Securities and Exchange Commission (the “Commission”). As of such date, Tora had 44,831,250 Shares issued and outstanding, all of which Shares are entitled to one vote per Share on all matters for which shareholders are entitled to vote.

No vote or other action by the shareholders is required in response to this Information Statement.
Proxies are not being solicited. We are not asking for a proxy and you are requested not to send us a proxy.

INTRODUCTION

Change in Majority of Directors and Executive Officers

Ralph Biggar has agreed to a private sale of 13,608,250 Shares that he currently owns to Manhattan Assets Corp., Munjit Johal, Robert E. Rook and others. In connection with the closing of the private sale and subject to the conclusion of the 10-day period following the filing of this Schedule 14f-1 with the Commission and the mailing of a copy to each of Tora’s shareholders of record as of October 19, 2006 (the “10-day Period”), Mr. Biggar has agreed to resign as a director of Tora and to appoint Robert E. Rook as an additional director of Tora. The appointment of the new director will be effective at the conclusion of the 10-day Period. Mr. Rook has consented to act as a director of Tora. Mr. Rook was recently appointed as the CEO and the President of Tora.

Information Regarding Tora

Please read this Information Statement carefully. It provides certain general information about Tora and its executive officers and directors prior to and subsequent to the conclusion of the 10-day Period. All of Tora’s filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 100 F Street, N.E., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

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EXECUTIVE COMPENSATION

Tora’s officers and directors have not received any compensation. There are no current plans to compensate them, unless and until Tora begins to realize revenues and become profitable in its business operations. Since Tora’s inception, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised, or repriced. Currently, there are no arrangements between Tora and any of its directors whereby such directors are compensated for any services provided as directors.

There are no other employment agreements between Tora and any named executive officer, and there are no employment agreements or other compensating plans or arrangements with regard to any named executive officer that provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of Tora or from a change in a named executive officer’s responsibilities following a change in control.

Stock Option Grants

No stock options were granted to any of Tora’s directors and officers during Tora’s most recent fiscal year ended December 31, 2005.

Exercises of Stock Options and Year-End Option Values

No share purchase options were exercised by Tora’s officers, directors, and employees during the fiscal year ended December 31, 2006.

Outstanding Stock Options

Tora has not granted any stock options and does not have any outstanding stock options. Accordingly, Tora’s officers and directors do not hold any options to purchase Shares.

Compensation of Directors

Tora’s directors do not receive cash compensation for their services as directors or members of committees of the board.

PRINCIPAL SHAREHOLDERS AND HOLDINGS OF MANAGEMENT

1. Voting Securities of Tora

As of October 19, 2006, Tora had 44,831,250 shares of common stock issued and outstanding, each of which is entitled to one vote per share of common stock on all matters for which shareholders are entitled to vote.

2. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to Tora regarding the beneficial ownership of Shares, as of October 20, 2006, by (a) each beneficial owner of more than 5% of the shares of common stock, (b) each of Tora’s directors, (c) each of Tora’s executive officers, and (d) all of Tora’s directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
5% Beneficial owners
shares of common stock	Fete Enterprises S.A. Salduba Building, Third Floor 53rd East Street Urbanizacion Obarrio P.O. Box 7284, Panama 5 Republic of Panama	4,462,500	9.9%

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shares of common stock	Susan Jeffs Third Floor 346 Kensington High Street London, United Kingdom, W14 8NS	3,346,275	7.5%
shares of common stock	Ulex Holdings S.A. Salduba Building, Third Floor 53rd East Street Urbanizacion Obarrio P.O. Box 7284, Panama 5 Republic of Panama	3,825,000	8.5%
shares of common stock	Silver Road Corporation Salduba Building, Third Floor 53rd East Street Urbanizacion Obarrio P.O. Box 7284, Panama 5 Republic of Panama	3,187,500	7.1%
Directors and officers
shares of common stock	Ralph Biggar 308 - 1880 Kent Street Vancouver, British Columbia V5P 2S7 Canada	13,608,250	30.4%
shares of common stock	Robert E. Rook 960 Vereda del Valle El Paso, Texas 79932	319,155	0.7%
shares of common stock	Munjit Johal 3388 Via Lido, 4th Floor Newport Beach, California 92663	0	0%
shares of common stock	Directors and Executive Officers (as a group)	13,927,405	31.1%

1. Beneficial ownership is determined in accordance with the rules of the Commission generally includes voting or investment power with respect to securities. Management believes that all persons have full voting and investment power to respect to the Shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within 60 days, such as warrants or options to purchase Shares. The listed beneficial owners have no right to acquire any shares within 60 days of the date of this Schedule 14f-1 from options, warrants, rights, conversion privileges or similar obligations.
2.	Based on 44,831,250 Shares stock issued and outstanding as of October 20, 2006.

Subject to the conclusion of the 10-day Period, the following table sets forth certain information known to Tora regarding the beneficial ownership of Shares following the completion of the change in control by (a) each beneficial owner of more than 5% of the shares of common stock, (b) each of Tora’s directors, (c) each of Tora’s executive officers, and (d) all of Tora’s directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
5% Beneficial owners
shares of common stock	Manhattan Assets Corp. 132 Via Havre Newport Beach, California 92663	13,343,250	29.8%
shares of common stock	Fete Enterprises S.A. Salduba Building, Third Floor 53rd East Street Urbanizacion Obarrio P.O. Box 7284, Panama 5 Republic of Panama	4,462,500	9.9%

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shares of common stock	Susan Jeffs Third Floor 346 Kensington High Street London, United Kingdom, W14 8NS	3,346,275	7.5%
shares of common stock	Ulex Holdings S.A. Salduba Building, Third Floor 53rd East Street Urbanizacion Obarrio P.O. Box 7284, Panama 5 Republic of Panama	3,825,000	8.5%
shares of common stock	Silver Road Corporation Salduba Building, Third Floor 53rd East Street Urbanizacion Obarrio P.O. Box 7284, Panama 5 Republic of Panama	3,187,500	7.1%
Directors and officers
shares of common stock	Robert E. Rook 960 Vereda del Valle El Paso, Texas 79932	1,319,155	2.9%
shares of common stock	Munjit Johal 3388 Via Lido, 4th Floor Newport Beach, California 92663	1,000,000	2.2%
shares of common stock	Directors and Executive Officers (as a group)	2,319,155	5.1%

1. Beneficial ownership is determined in accordance with the rules of the Commission generally includes voting or investment power with respect to securities. Management believes that all persons have full voting and investment power to respect to the Shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within 60 days, such as warrants or options to purchase Shares. The listed beneficial owners have no right to acquire any shares within 60 days of the date of this Schedule 14f-1 from options, warrants, rights, conversion privileges or similar obligations.
2.	Based on 44,831,250 Shares stock issued and outstanding as of October 30, 2006.

3. Changes in Control

Ralph Biggar has agreed to sell an aggregate 13,608,250 Shares to Manhattan Assets Corp., Munjit Johal, Robert E. Rook, and others. As consideration for the above, the purchasers have paid from their personal funds to Mr. Biggar $0.0001 per Share. In connection with the private sale and the change of control, Mr. Biggar resigned as Tora’s President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Corporate Secretary and appointed Robert E. Rook and Munjit Johal in those capacities in his place.

The transaction has been consummated in a private transaction. The transaction may be considered as affecting control of Tora as after giving effect to the transfer the 13,608,250 Shares transferred by Mr. Biggar will represent approximately 30.4% of the issued and outstanding shares of common stock in the capital of Tora. As a result of the change of control, Mr. Biggar will appoint Robert E. Rook as an additional director of Tora and will subsequently resign as a director. The appointment of the additional director and the resignation of Mr. Biggar as a director will not be effective until at least 10 days have passed after this Information Statement has been mailed or delivered to Tora’s shareholders.

DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that on or about the date that is 10 days after the mailing or delivery of this Information Statement to Tora’s shareholders, and upon the appointment of the additional director, Mr. Biggar will tender a letter of resignation to the board of directors of Tora to resign as a director of Tora.

The following tables set forth information regarding Tora’s current executive officers and directors as of October 20, 2006, and the proposed executive officers and directors of Tora:

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Current Executive Officers and Directors

Name	Age	Position
Ralph Biggar	41	Director
Munjit Johal	51	Director and Chief Financial Officer, Treasurer, and Corporate Secretary
Robert E. Rook	55	Chief Executive Officer and President

Ralph Biggar - Director - Mr. Biggar has been a director of Tora since July 2003 and was the CEO and President from July 2003 to October 2006. Mr. Biggar was a stockbroker from 1990 to March 2000 for Georgia Pacific Securities in Vancouver, Canada. In June 2000, Mr. Biggar founded Canwood Capital Corp. which specialized in assisting high net worth individuals to look for investment opportunities in venture companies. Mr. Biggar resigned as director and officer of Canwood Capital on September 20, 2004 in order to focus entirely on Tora’s business. Mr. Biggar still retains 100% ownership of Canwood Capital. However, Canwood Capital currently has no directors or officers and is no longer carrying on business.

Munjit Johal - Director, Chief Financial Officer, Treasurer, and Corporate Secretary - Mr. Johal has been a director and the Chief Financial Officer of Tora since October 2006. Mr. Johal has broad experience in accounting, finance and management in the public sector. Since September 2002, Mr. Johal is currently serving as the Chief Financial Officer of Secured Diversified Investment, Ltd. Mr. Johal held the same position with other reporting companies, and as the Chief Financial Officer for these companies, Mr. Johal was primarily responsible for overseeing the financial affairs of these entities and ensuring their financial statements were accurate and complete and complied with all applicable reporting requirements. From 1990 to 1995, Mr. Johal served as the Executive Vice President for Pacific Heritage Bank in Torrance, California. Mr. Johal earned his MBA degree from the University of San Francisco in 1980. He received his BS degree in History from the University of California, Los Angeles in 1978.

Robert E. Rook - Chief Executive Officer and President - Mr. Rook has been the Chief Executive Officer and President of Tora since October 2006. Since 1998, Mr. Rook has been a financial consultant in west Texas and southern California. Prior to that Mr. Rook was the Executive Vice President and Senior Lender of Norwest Bank in El Paso, Texas from 1980 to 1997. Mr. Rook has also owned and operated several companies during his career. Mr. Rook has a Bachelor‘s degree in Finance from West Texas A & M University.

Proposed Executive Officers and Directors (after the conclusion of the 10-day Period)

Name	Age	Position
Robert E. Rook	55	Director and Chief Executive Officer and President
Munjit Johal	51	Director and Chief Financial Officer, Treasurer, and Corporate Secretary

Robert E. Rook - Director and Chief Executive Officer and President - Mr. Rook has been a director and the Chief Executive Officer and President of Tora since October 2006. Since 1998, Mr. Rook has been a financial consultant in west Texas and southern California. Prior to that Mr. Rook was the Executive Vice President and Senior Lender of Norwest Bank in El Paso, Texas from 1980 to 1997. Mr. Rook has also owned and operated several companies during his career. Mr. Rook has a Bachelor‘s degree in Finance from West Texas A & M University.

Munjit Johal - Director and Chief Financial Officer, Treasurer, and Corporate Secretary - Mr. Johal has been a director and the Chief Financial Officer of Tora since October 2006. Mr. Johal has broad experience in accounting, finance and management in the public sector. Since September 2002, Mr. Johal is currently serving as the Chief Financial Officer of Secured Diversified Investment, Ltd. Mr. Johal held the same position with other reporting companies, and as the Chief Financial Officer for these companies, Mr. Johal was primarily responsible for overseeing the financial affairs of these entities and ensuring their financial statements were accurate and complete and complied with all applicable reporting requirements. From 1990 to 1995, Mr. Johal served as the Executive Vice President for Pacific Heritage Bank in Torrance, California. Mr. Johal earned his MBA degree from the University of San Francisco in 1980. He received his BS degree in History from the University of California, Los Angeles in 1978.

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Committees

Tora does not have any standing nominating or compensation committees of the board of directors, or committees performing similar functions.

Audit Committee

Tora does not have a separately designated standing audit committee. Rather, its entire board of directors performs the required functions of an audit committee. Each of Ralph Biggar and Munjit Johal is a member of Tora’s audit committee. No current member of the audit committee meets the independent requirements for an audit committee member. However, Mr. Johal does have the necessary attributes to be considered an audit committee financial expert. Tora’s audit committee is responsible for: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditory and any outside advisors engagement by the audit committee.

Disclosure Committee

Tora has a disclosure committee and disclosure committee charter. Its disclosure committee is comprised of all of its officers and directors. The purpose of the committee is to provide assistance to the Chief Executive Officer and the Chief Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about Tora and the accuracy, completeness, and timeliness of its financial reports.

Meetings of the Board of Directors

The Board did not hold any meetings during the fiscal year ended December 31, 2005.

Nomination and Appointment of Directors

Robert E. Rook is to replace Ralph Biggar as a director of Tora upon completion of the 10-day Period. It is expected that the appointment of the additional directors will be made by a consent resolution of Tora’s board of directors. As such, the shareholders of Tora will not be given an opportunity to recommend additional or alternative candidates for Tora’s board of directors.

 SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires Tora’s officers, directors, and persons who beneficially own more than 10% of the Shares to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish Tora with copies of all Section 16(a) forms they file. Based solely on Tora’s review of these reports or written representations from certain reporting persons, management believes that during the fiscal year ended December 31, 2005, and during the current fiscal year, all filing requirements applicable to Tora’s officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two fiscal years, no director, executive officer or security holder has had any direct or indirect material interest in any transaction or a series of similar transactions that exceeded $60,000 to which Tora was a party.

LEGAL PROCEEDINGS

Tora is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of Tora, or any owner of record or beneficial owner of more than 5% of any class of voting securities of Tora, is a party adverse in interest to Tora. Tora is also not aware of any legal proceedings to which any of the new directors is a party adverse in interest to the Company.

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SECURITY HOLDER COMMUNICATIONS WITH BOARD OF DIRECTORS

Tora has not provided any separate process for communicating with the board of directors. Communications to the board of directors may be directed to Tora at the address and telephone number set out on the cover page to this Information Statement.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, Tora Technologies Inc. caused this Schedule 14F-1 to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: October 20, 2006

TORA TECHNOLOGIES INC.

      By: /s/ Robert E. Rook
Robert E. Rook
Chief Executive Officer

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